UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month December 2015

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated December 14, 2015.	3

Grifols, S.A.
Avinguda de la Generalitat 152-158
08174 Sant Cugat del Vallès
Barcelona - ESPAÑA
Tel. [34] 935 710 500
Fax [34] 935 710 267
www.grifols.com

The Board of Directors of Grifols, S.A. has unanimously approved the Succession Plan proposed by Víctor Grifols, Chairman and Chief Executive Officer of the company.  Grifols, S.A. (“Grifols”), pursuant to the provisions of article 82 of the Spanish Securities Market Act (Ley 24/1988, de 28 de julio, del Mercado de Valores) hereby informs of the following

RELEVANT EVENT

This morning, Víctor Grifols sent this letter to all the employees of Grifols:

“To the employees of Grifols:

With the entry of Spain in the European Union (1985) and after the introduction of some changes in the shareholding structure of the Company in 1987, my father, Víctor Grifols Lucas, decided to leave his position as Chief Executive Officer and maintain his position as Chairman of the Board.

I became the new Chief Executive Officer and, together with the then members of the Executive Committee, committed ourselves to the Company and decided to embark on a process of internationalization, which would not have been possible until Spain joined the European Union.

Many good and bad things have happened since then but there is not and there cannot be any doubt that Grifols has undergone a significant change during the last 35 years.  Today we are a global and renowned company in all the markets in which we operate.  All this is due, at least to a very large extent, to all those who, along with me, accepted the challenge my father handed down to us 35 years ago.

Time passes for everyone and I feel that it is now time for me to hand over the executive responsibility to a new generation that I am certain is well prepared, willing to accept new responsibilities, and to reach the same level of success we have achieved since 1987.

Nobody can doubt about the capacity and skills of our young people because they show it every day; nor can anybody doubt about the future of our company or of our products because we have made our commitment clear.

For all these reasons, on December 10th, I informed the Board of Directors about my decision to leave my position as Chief Executive Officer.  I also proposed that this position be jointly held by my brother, Raimon Grifols, and my son, Víctor Grifols, thus strengthening the commitment of the Grifols family to the Company.  This proposal has been accepted and, therefore, a transition period will take place during 2016, becoming effective as of January 2017.  At that moment Raimon and Víctor will take over as joint and several Chief Executive Officers of the Company and I will continue in my position as the non-executive Chairman of the Board of Directors.

I know they will do outstandingly well.  They both are equally if not even better acquainted with the Company than me, and their youth, training and skills enable them to accept and face future challenges with increased objectivity.

Grifols, S.A. - NIF A-58389123 - Registro mercantil de Barcelona: tomo 8620, folio 119, hoja 100509, libro 7864 sección 2a, inscripción 1a

Moreover, I would like to inform you that I proposed Thomas Glanzmann as non-executive Vice-Chairman of the Board and this proposal has also been accepted.

I trust you and I am fully confident that you will support my decision as did the Board of Directors.  I trust that you will accept my decision as a logical step in the evolution of the company and in the evolution of one’s life.  I am not leaving the company.  I am just standing aside and making way for a new generation that has clear defined ideas and is pushing hard.

I would like to thank you all for so many years of constant work and effort and to let you know that I am always at your disposal.

Victor Grifols”

In Barcelona, on 14 December 2015

Nuria Martín Barnés
Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  December 14, 2015